SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

(Amendment No.    )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE § 240.13d-2(a)

Ormat Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

686688-10-2

(CUSIP Number)

Charles E. Hord, III Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2008

(Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 686688-10-2	13D	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS Ormat Industries Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZEN SHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,450,000 shares of common stock
	8	SHARE VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,450,000 shares of common stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,450,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.27%
14		TYPE OF REPORTING PERSON CO

Item 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $.001 per share of Ormat Technologies, Inc., a Delaware corporation (the “Issuer”). The holders of common stock vote on the election of the Issuer’s directors and all other matters requiring stockholder action.

The principal executive offices of the Issuer are located at 6225 Neil Road, Suite 300, Reno Nevada 89511.

Item 2.	IDENTITY AND BACKGROUND.
(a)	This statement is being filed by Ormat Industries Ltd. (the “Reporting Person”).
(b)	The principal business address of the Reporting Person is Industrial Area, P.O. Box 68, Yavne 81100, Israel.
(c)	The principal business of the Reporting Person is investing in renewable and alternative energy, including holding indirect investments in geothermal and recovered energy generation projects.
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of common stock reported herein were derived from available capital of the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION

The purpose of the transaction described in Item 5(c) was to maintain a level of ownership in light of a public offering of common stock by the Issuer on October 23, 2007.

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Item 5.	INTEREST IN SECURITIES OF THE ISSUER.
(a)

The Reporting Person owns 25,450,000 shares of common stock of the Issuer. Based on information provided to the Reporting Person by the Issuer, this number represents approximately 60.27% of the outstanding shares of the Issuer’s common stock as of the date of this statement.

(b)

The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the 25,450,000 shares of common stock of the Issuer that the Reporting Person owns.

(c)

Pursuant to a subscription agreement dated December 3, 2007, the Reporting Person acquired from the Issuer 693,750 shares of common stock on January 8, 2008, at a price of $48.02 per share (for an aggregate purchase price of approximately $33.3 million). The sale was effected in Israel, in a transaction exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
(e)	Not Applicable.
Item 6.	CONTRACTS ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Under a letter agreement dated December 5, 2007 between the Reporting Person and Lehman Brothers Inc. (“Lehman”), the Reporting Person is bound by the terms of a lock-up letter agreement between Lehman and the Issuer, which restricts any offer or sale of the 693,750 shares of Issuer common stock purchased by the Reporting Person until January 24, 2008.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1.	Letter Agreement dated December 5, 2007 between Ormat Industries Ltd. and Lehman Brothers Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2008

Ormat Industries Ltd.
/s/ Yehudit Bronicki
Name: Yehudit Bronicki Title: Chief Executive Officer

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